Rent the Runway, Inc.

10 Jay Street

Brooklyn, New York 11201

October 26, 2021

VIA EDGAR TRANSMISSION

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Blaise Rhodes
Linda Cvrkel
Taylor Beech
Jacqueline Kaufman

Re:	Rent the Runway, Inc.
Registration Statement on Form S-1 (Registration No. 333-260027)
Request for Acceleration of Effective Date

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-1, as amended (File No. 333-260027) (the “Registration Statement”) of Rent the Runway, Inc. (the “Company”). We respectfully request that the Registration Statement become effective as of 4:00 p.m., Eastern Time, on Tuesday, October 26, 2021, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Marc D. Jaffe at (212) 906-1281.

We understand that the staff of the Securities and Exchange Commission will consider this request as confirmation by the Company that it is aware of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement. If you have any questions regarding the foregoing, please contact Marc D. Jaffe of Latham & Watkins LLP at the number set forth above.

Thank you for your assistance in this matter.

Very truly yours,

Rent the Runway, Inc.

By:	/s/ Scarlett O’Sullivan
Name: Scarlett O’Sullivan
Title: Chief Financial Officer

cc:	(via email)

Jennifer Y. Hyman, Chief Executive Officer, Rent the Runway, Inc.
Cara Schembri, General Counsel & Corporate Secretary, Rent the Runway, Inc.
Marc D. Jaffe, Latham & Watkins LLP
Emily E. Taylor, Latham & Watkins LLP